UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Contracts

On May 17, 2024, Meiwu Technology Company Limited (the “Company”) entered into a securities purchase agreement with three unaffiliated investors (each, an “Investor”, collectively, the “Investors”), pursuant to which, the Company agreed to issue a convertible note (each, a “Note”, collectively, the “Notes”) with 10% original issuance discount (the “OID”) to each Investor (the “Offering”). The Company expects to receive gross proceeds of $1,000,000, before any expenses, as the aggregate purchase price of the three Notes.

Each of the Notes bears interest at a rate of 10% per annum compounding daily. All outstanding principal and accrued interest on the Notes will become due and payable eighteen (18) months after the issuance date. Each of the Note includes an original issue discount that equals 10% of the purchase price. The Company may prepay all or a portion of the Notes at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Investor can convert his or her Note at any time after the six-month anniversary of the issuance date at a per share conversion price that is equal to the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price of the Company’s ordinary shares, no par value (the “Ordinary Shares”), in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”).

The Company expects to issue the Notes and close this Offering on or prior to May 31, 2024. The issuance of the Notes and the Ordinary Shares underlying the Notes will be exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D. The proceeds of this Offering will be used for working capital and general corporate purposes.

The SPA also contains customary representation and warranties of the Company and the Investors, indemnification obligations of the Company, termination provisions, and other obligations and rights of the parties.

The SPA and the form of the Note are filed as Exhibits 10.1, 10.2 to this Current Report on Form 6-K, respectively; and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and the Note and does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to such exhibits.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	The Securities Purchase Agreement, dated May 17, 2024
10.2	The form of the Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: May 20, 2024